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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67854

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Columbia Capital Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, #1100
(No. and Street)

Los Angeles	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael D. Donahue — 310-883-4686
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive	Rocklin	CA	95765
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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OATH OR AFFIRMATION

I, Michael D. Donahue, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Columbia Capital Securities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 21 day of February, 2017
by MICHAEL D. DONAHUE proved to me on the basis of satisfactory evidence to be the person who appeared before me.

Notary Public

Notary Public

Signature

PRESIDENT

Title


SYLVIA DAVES GRIEB
Commission # 2063022
Notary Public - California
Los Angeles County
My Comm. Expires Apr 27, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in XXXXXXXXXXXXX **Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Columbia Capital Securities, Inc.
Los Angeles, CA 90024

I have audited the accompanying statement of financial condition of Columbia Capital Securities, Inc. (the "Company"), as of December 31, 2016 and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 22, 2017

Columbia Capital Securities, Inc.
Statement of Financial Condition
December 31, 2016

Assets

Cash	$ 24,456
Accounts receivable – commissions	37,200
Accounts receivable – others	1,250
Prepaid expenses	96
Total Assets	$ 63,002

Liabilities and Shareholder's Equity

Liabilities	
Commissions payable	$ 32,240
Accrued expenses	1,952
Total Liabilities	34,192
Shareholder's Equity	
Common stock $1 par value, 100,000 shares authorized; 11,000 issued	$ 11,000
Paid-in capital	25,500
Retained earnings (deficit)	(7,690)
Total Shareholder's Equity	28,810
Total Liabilities and Shareholder's Equity	$ 63,002

Columbia Capital Securities, Inc.
Statement of Income
For the Year Ended December 31, 2016

Revenue	
Advisory fees	$ 396,204
Reimbursed expenses	6,553
Other income	4,917
Total Revenue	407,674
Expenses	
Commission expense	315,315
Consulting fees	2,534
Office expense	4,846
Professional fees	36,108
Regulatory fees	5,403
Rent and parking	4,560
Technology fees	7,623
Advertising and promotion	3,120
All other expenses	5,925
Total Expenses	385,434
Income Before Tax Provision	22,240
Income Tax Provision	800
Net Income	$ 21,440

Columbia Capital Securities, Inc.
Statement of Changes in Shareholder's Equity
For the Year Ended December 31, 2016

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2015	11,000	$11,000	$21,500	$(19,130)	$13,370
Capital contributions			4,000		4,000
Shareholder distributions				(10,000)	(10,000)
Net Income	-			21,440	21,440
Balance, December 31, 2016	11,000	$11,000	$25,500	$ (7,690)	$28,810

Columbia Capital Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:	
Net income	$ 21,440
Changes in operating assets and liabilities:	
Commissions receivable	(37,200)
Other receivables	(1,100)
Prepaid expenses	263
Accrued expenses	33,227
Costs advanced	(5,945)
Net cash provided by operating activities	10,685
Cash Flows for Acquisition Activities	-
Cash Flows for Investing Activities:	
Capital contributions	4,000
Shareholder distributions	(10,000)
Net cash used in investing activities	(6,000)
Net increase in cash	4,685
Cash - beginning of the year	19,771
Cash - end of the year	$ 24,456
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 800

Columbia Capital Securities, Inc.

Notes to Financial Statements
December 31, 2016

Note 1 – Organization and Nature of Business

Columbia Capital Securities, Inc., a California Corporation (the "Company") located in Los Angeles, California was incorporated July 26, 2007. The Company changed its name from CCA Securities, Inc. in December 2009. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities, mergers and acquisitions, investment advisory services

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Investment banking revenue is recognized in the form of success fees that are earned upon the closing of the transaction, or completion of the assignment. Advisory fees are recognized when non- refundable retainers are invoiced in accordance with written terms of its engagement agreements. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statutes wherein the Company's taxable federal and state income is taxed directly to the shareholder. Additionally, the State of California imposes a 1.5% state franchise tax on the corporation's taxable income.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 3 - Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Note 4 – Related Parties

The Company has an expense sharing agreement with an affiliated corporation. The terms of this agreement provide that all overhead expenses incurred are paid by the affiliated corporation and reimbursed by the Company. Overhead expenses, as defined by the agreement, shall include rent, salaries and wages of directors, employees and agents of the company, and various other operating costs incurred in the ordinary course of the business. The amount payable to the affiliated corporation is $1,000 per month. During the year ended December 31, 2016 total expenses allocated from the affiliated corporation were $12,000, itemized as follows:

Office expense	$ 4,560
Rent and parking	4,560
Technology fee	2,880
Total	$12,000

Legal research and advisory fees of $9,200 were paid to an affiliated law corporation.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $22,504 which was $17,504 in excess of its required net capital of $5,000. The Company's net capital ratio was 1.52 to 1.

Note 6 - Income Taxes

As discussed in Note 2 - Significant Accounting Policies - the Company is subject to a 1.5% tax on net income over the minimum tax of $800. At December 31, 2016, the Company recorded the minimum franchise tax of $800.

Columbia Capital Securities, Inc.
Notes to Financial Statements
December 31, 2016

Note 7– Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k) (2) (i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 8 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending December 31, 2016 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 9 – Operating Leases

The Company leased office space as part of an expense sharing agreement with two affiliated companies (see note 4). Rent expense for the year ended December 31, 2016 was $3,600 and parking expense for the year then ended was $960.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 through February 22, 2017 the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Columbia Capital Securities, Inc.

Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2016

Computation of Net Capital	
Total ownership equity from statement of financial condition	$ 28,810
Less - non allowable assets:	
Commission receivable net of related payables	(4,960)
Accounts receivable – others and prepaid expenses	(1,346)
Net Capital	$ 22,504
Computation of Net Capital Requirements	
Minimum net aggregate indebtedness -	
6.67% of net aggregate indebtedness	$ 2,281
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,000
Excess Capital	$ 17,504
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 16,504
Computation of Aggregate Indebtedness	
Total liabilities	$ 34,192
Aggregate indebtedness to net capital	151.94

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$ 22,504
Variance	-
Net Capital per Audit Report	$ 22,504

Columbia Capital Securities, Inc.

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
December 31, 2016

A computation of reserve requirement is not applicable to Columbia Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Columbia Capital Securities, Inc.
Schedule III - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2016

Information relating to possession or control requirements is not applicable to Columbia Capital Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
Rocklin, California 95765
Office 916/259-1666 -- Fax 323/517-2625

elizabeth@tractenberg.net

PCAOB # 3621

Report of Independent Registered Public Accounting Firm – Exemption Report

To the Board of Directors
Columbia Capital Securities, Inc.

I have reviewed management's statements, included in the accompanying Columbia Capital Securities, Inc. (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: ((k) (2) (i)) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (i) of Rule 15c3-3 under the Securities Exchange Act of 1934 for the periods noted in paragraph 1 above.



Elizabeth Tractenberg, CPA
Rocklin, CA
February 22, 2017

Columbia Capital Securities, Inc.

February 9, 2017

Elizabeth Tractenberg, CPA
2376 Clubhouse Dr.
Rocklin, CA 95765Re:

SEA Rule l 7a-5(d) (4)

Exemption Report Dear

Ms.Tractenberg:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Columbia Capital Securities, Inc. met the Section 204, 15c3-3(k)(2)(i) exemption for the period January 1, 2016 to December 31, 2016.

Sincerely,



Michael Donahue, President